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                               June 9, 2021

       Julio A. Torres
       Chief Executive Officer
       Andina Acquisition Corp. III
       Calle 113 # 7-45 Torre B
       Officina 1012
       Bogota, Colombia

                                                        Re: Andina Acquisition
Corp. III
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed May 26, 2021
                                                            File No. 333-254927

       Dear Mr. Torres:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 27, 2021 letter.

       Form S-4/A filed May 26, 2021

       Certain Other Benefits in the Business Combination, page 12

   1. We note your response to comment 7. Please revise the last bullet point to provide the total value for the
Insider Shares and Private Units as of the most recent practicable date.
 Julio A. Torres
FirstName   LastNameJulio A. Torres
Andina Acquisition  Corp. III
Comapany
June  9, 2021NameAndina Acquisition Corp. III
June 9,
Page  2 2021 Page 2
FirstName LastName
Unaudited Pro Forma Condensed Combined Financial Information and Other Data Unaudited Pro Forma Consolidated Statement of Operations for the Three Months Ended March
31, 2021, page 22

2. Please revise your presentation to clarify that the other income (expense) line item is a subtotal. This comment also applies to your Pro Forma Consolidated Statement of
         Operations for the Year Ended December 31, 2020.
3. Please revise net loss in the combined column to be ($7,234). Unaudited Pro Forma Consolidated Statement of Operations for the Year Ended December 31,
2020, page 23

4. It appears to us that the pro forma operating loss, assuming no redemptions and assuming maximum redemptions, should be ($15,732). Please revise your registration statement or tell us why your current presentation is appropriate.
Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page 24

5.       Note (3)     We note your response to prior comment nine; however, it
is unclear to us what
         is depicted by this pro forma adjustment. Please revise your disclosure to more fully clarify this adjustment.
6.       Note (7)     We note your response to prior comment 12 and understand
that due to
         Styrve   s continuing involvement, the transaction that does not
qualify for sale-leaseback
         accounting will be recorded as a financing transaction. Please tell us how your proposed accounting treatment described in adjustment #7 reflects the financing method referred to in your response. Please refer to ASC 840-40-25-11 and ASC 840-40-55-63 for guidance.
Unaudited Comparative Share Information for the Three Months Ended March 31, 2021, page 27

7.       Please revise pro forma stockholders    equity as of March 31, 2021,
assuming no
         redemptions, to be $47,537.
Certain Projected Financial Information, page 118

8. We note your response to comment 18. Please revise your assumptions to describe with greater specificity and quantify where practicable.
9. We note that the projections of net revenues in 2021 reflect an increase of over 180%
         from 2020 levels. Given that the projections do not appear in line with historic operating trends, please clarify if the projections reflect anticipated changes or trends. Please disclose the reasonable basis for projecting significant increases in revenues, including the specific assumptions which management used in calculating the projections. Also disclose the specific risks relating to the assumptions and projections.
 Julio A. Torres
FirstName   LastNameJulio A. Torres
Andina Acquisition  Corp. III
Comapany
June  9, 2021NameAndina Acquisition Corp. III
June 9,
Page  3 2021 Page 3
FirstName LastName
Material U.S. Federal Income Tax Consequences of the Domestication to Andina Shareholders, page 121

10. We note that you intend for the transaction to qualify as a reorganization under Section
         368 of the Code, please revise your disclosures here to more clearly state counsel's tax opinion on whether the transaction will qualify as a reorganization. Also, state in your disclosure here that the discussion is the opinion of tax counsel. Whenever there is significant doubt about the tax consequences of the transaction, it is permissible for the tax
         opinion to use    should    rather than    will,    but counsel
providing the opinion must explain
         why it cannot give a    will    opinion and describe the degree of
uncertainty in the opinion.
         Please also include appropriate risk factor disclosure. Please refer to Sections III.B and C of Staff Legal Bulletin 19.
Critical Accounting Estimates
Goodwill, page 190

11. We note your response to prior comment 25 and your revised disclosure. In one of your
         assumptions, you refer to the Entity   s (Reporting unit   s) current
carrying value as $20.7
         million. Please tell us what this amount represents and how it was determined.
Andina Acquisition Corp. III Financial Statements as of and for the Three Months Ended March
31, 2021 and 2020
Note 2 - Restatement of Interim Financial Statement, page F-21

12. Please tell us the facts and circumstances that resulted in the restatement including citing the authoritative literature you relied upon in your determination. Stryve Foods, LLC Financial Statements as of and for the Three Months ended March 31, 2021 and 2020
Note 12 - Subsequent Event, page F-65

13. Please revise your footnote to provide the disclosures required by ASC 855-10-50-1.
       You may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or Kevin Stertzel,
Staff Accountant, at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at (202) 551-
7844 or Asia Timmons-Pierce, Special Counsel, at (202) 551-3754 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Manufacturing
cc:      Wei Wang